Exhibit (a)(5)(F)



ENERGIZER
[GRAPHIC OMITTED]
                                                 Energizer Holdings, Inc.
                                                 533 Maryville University Dr.
                                                 St. Louis, MO 63141



FOR  IMMEDIATE  RELEASE
September  3,  2002

Contacts:     Georgeson  Shareholder  Communications,  Inc.
              (866)  367-5524


                       ENERGIZER HOLDINGS, INC. ANNOUNCES
                       ----------------------------------
                          RESULTS OF SELF-TENDER OFFER
                          ----------------------------

St. Louis, Missouri, September 3, 2002 - Energizer Holdings, Inc. (NYSE:ENR) today announced the results of its modified Dutch Auction tender offer, which expired on August 30, 2002. Based on a count by the depositary for the tender offer, 2,636,048 shares of common stock (including 199,887 shares tendered through notice of guaranteed delivery), representing approximately 2.9% of the company's outstanding shares, were properly tendered and not withdrawn at prices at or below $29 per share. Pursuant to applicable securities laws, Energizer accepted for purchase all shares properly tendered and not withdrawn at a purchase price of $29 per share in accordance with the terms of the offer. Continental Stock Transfer & Trust Company, as depositary, will promptly issue payment for all shares purchased. Energizer may, in the future, purchase additional shares of its common stock pursuant to its previously announced discretionary stock repurchase program.

Energizer Holdings, Inc., headquartered in St. Louis, Missouri, is one of the world's largest manufacturers of primary batteries and flashlights and a global leader in the dynamic business of providing portable power.


                                      # # #